Filed by abrdn National Municipal Income Fund
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a‑6
under the Securities Exchange Act of 1934

Subject Companies:

abrdn National Municipal Income Fund

File No.: 811‑07410

Date: April 30, 2026

abrdn Inc. 1900 Market Street, Suite 200, Philadelphia, PA 19103

Dear Valued Shareholder,

YOUR VOTE MATTERS AND WILL IMPACT YOUR INVESTMENT

The Special Meeting of Shareholders of abrdn National Municipal Income Fund (“VFL”), scheduled for March 11, 2026, was adjourned to May 6, 2026, to allow more time to achieve the required vote.

An overwhelming majority of shareholders that voted have voted FOR the proposal. However, passage requires approval of more than 50% of outstanding shares, and additional shareholder responses are still needed.

As one of the few shareholders who has yet to vote, your participation is especially important. We respectfully ask you to consider the benefits of the proposed Agreement and Plan of Reorganization between VFL and MFS Municipal Income Trust detailed in the proxy, which include:

⮚	Increased fund size leading to

o	A broader investment mandate

o	Improved portfolio diversification

o	Investment flexibility to navigate changing marker environments

o	Lower expense ratio

o	Enhanced economies of scale

o	Enhanced trading and investment efficiencies

o	Enhanced operating and administrative efficiencies

o	Great market visibility, analyst and media coverage

o	Higher daily trading volume

o	Enhanced income generation and increased distribution

THE BOARD OF TRUSTEES OF THE FUND RECOMMENDS ALL SHAREHOLDERS TO VOTE “FOR” THE PROPOSAL.

Please Cast Your Vote Today

Voting ensures your shares are represented and allows the fund to proceed with this important business. Details for HOW TO VOTE are provided below.

Thank you for your time, consideration, and continued investment. We sincerely appreciate your support.

Sincerely,

Megan Kennedy

Vice President and Secretary

abrdn National Municipal Income Fund

How do I vote? There are four convenient methods for casting your important proxy vote:

1.	Vote by Phone with a Representative: You may cast your vote by telephone with a proxy representative by calling toll-free 800-290-6427. Representatives are available Monday through Friday 9 a.m. to 11 p.m. Eastern Time. You may also contact your financial advisor for further information.

2.	Vote by touch-tone phone: You may cast your vote by telephone using an automated system by calling the toll-free number found on the enclosed proxy card(s).

3.	Vote online: You may cast your vote by visiting the web address located on the enclosed proxy card(s) and following the instructions on the website.

4.	Vote by mail: You may cast your vote by signing, dating and mailing the enclosed proxy card(s) in the postage-prepaid return envelope provided.

We would be very grateful if you would use any one of the four voting methods listed above to ensure that your vote is recorded before the Special Meeting to be held on May 6, 2026.

Shareholders are encouraged to read the proxy materials filed with the Securities and Exchange Commission (“SEC”) because they contain important information. Copies of the proxy materials, including the notice of the Special Meeting and joint proxy statement/prospectus, can be obtained for free at the SEC’s website https://www.sec.gov/ and at: https://vote.proxyonline.com/aberdeen/docs/VFL.pdf